

February 25, 2025

Shun-Chih Chuang
Chief Financial Officer
Nocera, Inc.
2030 Powers Ferry Road SE
Suite No. 212
Atlanta, Georgia 30339

>   **Re: Nocera, Inc.**
>   **Amendment No. 2 to Form 10-Q for Fiscal Quarter Ended September 30, 2024**
>   **Filed February 4, 2025**
>   **Response dated February 4, 2025**
>   **File No. 001-41434**

Dear Shun-Chih Chuang:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q/A filed February 4, 2025

Note 5. Prepaid Expenses and Other Assets, Net, page 13

1.   Please clarify for us how you determined that this $0.6 million asset is comprised of "e-commerce live stream receivables for goods and e-commerce sales deposit" given that only $0.2 million of Xinca revenues were recognized in 2024. Tell us how much of this asset relates to transactions that occurred in 2024 and how much relates to transactions in 2023 and prior. Clarify how you determined that the entire asset balance is recoverable at September 30, 2024.

Note 11. Warrants, page 15

2.   We note your response to prior comment 1 and reissue in part. We understand from your letter that the fair value of your warrant liability decreased by $552,173 in 2024. However, the warrant liability balance on your September 30, 2024 Balance Sheet does not reflect this decrease so the warrant liability and total liabilities appear to

be overstated by 70% and 35%, respectively. Further, this unrecognized adjustment appears material to your reported 2024 net loss of $1.16 million. Based on the guidance in ASC 815-40-35-4 and ASC 825-10-45-5 it appears that these changes in the fair value of your warrant liability should be recognized in earnings in each financial statement period. The guidance in ASC 250-10-50 may be relevant as well as the disclosure requirements discussed in Item 4.02 of Form 8-K. Please clarify for us how you considered this issue.

Note 9. Other Non-Current Assets, page 15

3. We understand that this account comprises over 20% of your total equity. Your prior disclosure characterized the majority of this asset as "prepaid rent expenses pertain to our offices located in Hangzhou, China". After we highlighted the inconsistency with your Note 12 disclosure, you revised the characterization to disclose that 99% of the balance is comprised of "advance payments made under contracts with live streamers". However, it is not clear whether those payments were actually made given the substantial disparity between the $1 million change in the account balance and the corresponding $284,616 cash flow number reported on page 7. Please fully describe the transactions that generated this asset and explain the disparity from the reported cash flow amount. Explain how you determined that this is an asset instead of an expense.

4. Please provide an aging schedule so that we can understand the amounts of the asset balance that relate to transactions that ocurred in 2024, in 2023, and prior. In this regard, it appears from Note 21 that certain amounts were acquired from Xinca. Given that Xinca only generated $211,056 of 2024 revenue (page 41), please explain how you determined that the entire balance was recoverable at September 30, 2024. We also note that your October 7, 2024 response letter stated that Xinca previously only generated $80,798 of annual revenue.

5. Please clarify for us the amount that you deducted from this asset account in 2024 in connection with the revenue generated by the streamers' services.

Results of Operations, page 41

6. As previously requested, please revise your Results of Operations disclosure to specifically explain why your revenue for the quarter decreased from $7.3 million in 2023 to $1.4 million in 2024. Please include the information provided in your letter and disclose how the adverse market factors you identified are expected to impact your future operating results. See Item 303(c)(2) of Regulation S-K.

Liquidity and Capital Resources, page 42

7. We note your response to prior comment 3 and reissue in part. Please quantify in your filing your expected sources and uses of cash for the next twelve months and the material terms of the financial support letter. Refer to Regulation S-K 303(b)(1)(ii). Please also revise your related party disclosures and provide the information required by ASC 850-10-50-1. Please file a copy of the financial support letter received January 25, 2025 as an exhibit to your 10-Q. Refer to Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tayyaba Shafique at 202-551-2110 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services